FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For January 18, 2011

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

The Royal Bank of Scotland Group plc

18 January 2011

RBS agrees sale of Priory Group to Advent International

The Royal Bank of Scotland Group plc ("RBS") announces today it has reached agreement for the sale of the Priory Group to Advent International for an enterprise value of up to £925 million. After the settlement of outstanding debt, RBS expects to receive gross equity proceeds of up to £133 million in cash from the sale of its minority equity stake in the Priory Group.

The sale of this legacy private equity asset marks further progress in the execution of the asset reduction element of RBS's strategic plan announced in February 2009.  The sale remains subject to certain conditions and is expected to complete in Q1 2011.

Contacts
Richard O'Connor
Head of Investor Relations
+44 (0) 20 7672 1758
Michael Strachan
Media Relations
Tel: +44 (0) 131 626 3997

END

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  18 January 2011

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary